Viveon Health Acquisition Corp.
Gibson, Deal & Fletcher, PC
Spalding Exchange
3953 Holcomb Bridge Road, Suite 200
Norcross, GA 30092

November 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Crawford
Christine Westbrook

RE:	Viveon Health Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed November 14, 2022 File No. 333- 266123 (the “Registration Statement”)

Dear Mr. Crawford and Ms. Westbrook:

Viveon Health Acquisition Corp. hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on November 14, 2022 or as soon thereafter as practicable.

Very truly yours,

VIVEON HEALTH ACQUISITION CORP

By:	/s/ Jagi Gill
Name: Jagi Gill
Title: Chief Executive Officer